Contact

www.linkedin.com/in/jack-joseph-
b741b7b1 (LinkedIn)

Top Skills

Leadership
Public Speaking
Customer Service

Jack Joseph

President/Co-Founder @ RMBR Bevs Inc. | Evolving beverage
consumption.
Chicago, Illinois, United States

Summary

As the founder of rmbr, I am on a mission to make functional non-
alcoholic beverages more accessible and appealing in social
settings. Rmbr stands for real memories and better rituals, reflecting
our commitment to promoting a healthy and mindful lifestyle.

With a background in Supply Chain Management and
Entrepreneurship and Innovation from Michigan State University,
I have the skills and vision to create and distribute premium
botanically infused drinks that offer various health benefits. We
currently service over 500 businesses across the midwestern region,
ranging from local grocery stores to renowned restaurants. I am
constantly seeking creative and passionate individuals who share
our values and goals, and who are eager to make a difference in the
beverage industry.

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Experience

rmbr
Co-Founder/President
October 2019 - Present (6 years 1 month)
Chicago, Illinois, United States

Rmbr - re·mem·ber /rəˈmembər/
Standing for real memories. Better rituals. This name encapsulates our
commitment to normalizing the consumption of healthy non-alcoholic
beverages in social settings.

Purveyors of premium botanically infused functional beverages.

Distributed in Mariano's, Fresh Thyme, Berkots, Woodman's, Cermak
Produce,Lettuce Entertain You, Hy-Vees & more.

Kombuchade
Production Team Member

August 2019 - December 2020 (1 year 5 months)

Michigan State University
Supply Chain Management | Entrepreneurship
August 2015 - May 2019 (3 years 10 months)

Xenith
Customer Service Representative & Reconditioning
June 2018 - August 2018 (3 months)
Greater Detroit Area

Assistant Head of Quality Checks in Reconditioning & Customer Service
Representative
• Gathered and prepared team orders for quality inspection in the production
facility
• Closely examined the individual parts of every helmet and approved or failed
each item for play
• Prepared several of our equipment shipments to Dick's Sporting Goods
• Responded to customer needs and curiosities over the phone or through live
chat
• Helped problem solve and offer advice while placing both, web orders and
telephone orders

Education

Michigan State University
Eli Broad College Of Business, Major: Supply Chain Management | Minor:
Entrepreneurship and Innovation · (2015 - 2019)